Mail Stop 4561
									November 16, 2005

Mr. Xi Qun Yu
Chief Executive Officer
China Education Alliance, Inc.
80 Heng Shan Rd.
Kun Lun Shopping Mall
Harbin, P.R. China 150090

      Re:	China Education Alliance, Inc.
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 333-101167

Dear Mr. Yu:

      We have reviewed your response letter dated October 28, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please file your response letter dated October 28, 2005 on EDGAR.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies and
Organization,
page 17

2. We have reviewed your responses to prior comments 3 and 4 and still do not understand your revenue recognition policy. In your response, you state that "revenue is recognized ... when the debit cards are delivered and sold by the salesmen or distributors." However, in your Form 10-KSB, you seem to indicate that revenue is recognized at the "time of sale to the distributors." Please reconcile these inconsistencies for us. Also, please explain why you are unable to track usage when you have told us in your response to prior comment 4 that you determine if a debit card user has sufficient points.

3. Please explain how you have evaluated the criteria in SAB 104 to conclude revenue should be recognized at the time debit cards are sold rather than at the time you actually perform services.
Please
specifically tell us how you concluded that services have been rendered considering the guidance in Question 2 of Topic 13.A.3.f. Also, please explain the nature of cost of sales related to your debit card revenue stream and on what basis and over what period such expenses are recognized.

4. We note your response to prior comment five. Please tell us in detail what guidelines your Board of Directors used in determining
that a ten year useful life was reasonable for these assets.   For
example, relevant factors considered may include historical experience in the industry, manufacturers` estimates, engineering estimates, anticipated use(s) and maintenance policies. Further, please tell us the historical cost of each of the types of assets included in communication equipment and the estimated residual value assigned to each type of asset.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Xi Qun Yu
China Education Alliance, Inc.
November 16, 2005
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